Exhibit 4.13

[ENGLISH TRANSLATION]

BIOCERES S.A.

STOCK OPTION INCENTIVE PLAN

The aim of this Stock Option Incentive Plan (the “Stock Option Plan”) of BIOCERES S.A. (the “Company”) is to grant: (i) employees within the category of executives officers of the Company and its subsidiaries (the “Officers”); and (ii) members of the Board of the Company and its subsidiaries (the “Directors” and, together with the Officers, the “Beneficiaries”), the right to acquire shares of the Company through the exercise of stock options, under the provisions of article 75 of Argentine Law No. 26.831 and in accordance hereto (the “Options”).

Through this Stock Option Plan, the Company seeks to attract and retain the services of people of outstanding capability so as to increase their efforts in representing the Company, as well as to reward the efficiency and the quality of the services they provide.

1.            Shares Subject to Stock Option Plan - Mergers and Reorganizations

The Company’s shares that may be acquired through the exercise of the Options (the “Shares Subject to Option”) will be book-entry shares with a nominal value of two pesos ($2) each and with the right to one (1) vote per share, and they shall not exceed, in total, five percent (5%) of the Company’s common shares outstanding after issuance of the Shares Subject to Option.

If, as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse split, or other similar change in the capitalization of the Company, there is an increase or decrease in the outstanding shares of the Company or they are exchanged for another quantity or type of shares or other securities of the Company, or additional shares of the Company are issued, or if, as a result of a merger or takeover or the sale of some or all of the assets of the Company, the outstanding shares of the Company are converted or exchanged for shares of a successor entity (or a parent or subsidiary company), the Committee shall make the corresponding adjustment of (i) the maximum amount of Shares Subject to Option under the Stock Option Plan; (ii) the quantity and type of Shares Subject to Option granted and in force under the Stock Option Plan; and (iii) the price of the Shares Subject to Option existing as of that date under the Stock Option Plan.

2.            Right to Participate in the Stock Option Plan

The Stock Option Plan shall only be granted to the Beneficiaries; the right to exercise the Options is not transferable, provided that it is transferable causa mortis to the inheritors and/or legatees of the Beneficiary, whether by means of a will or pursuant to applicable inheritance laws.

3.            Stock Option Plan Administration

The Stock Option Plan will be administered and implemented by the Compensation Committee (the “Committee”), composed of three (3) Directors of the Company, who, in turn, shall be independent directors as required by the Comisión Nacional de Valores, the standards of the Bolsa de Comercio de Buenos Aires (Buenos Aires Board of Trade), and consistent with the independence standards and rules of the Securities and Exchange Commission and the New York Stock Exchange. Those directors shall hold office for their specific term, with the possibility of being re-elected indefinitely as long as they remain members of the Company’s Board and remain independent. The initial members of the Committee shall be the following directors: Mr. Manuel Alberto Sobrado, Ms. Cintia Guillermina Castagnino, and Mr. Marcelo Adolfo Carrique. After expiration of the term of office of the initial members of the Committee as Directors of the Company, the Board, at its first meeting held after the Annual Meeting of Shareholders where the annual financial statements are passed upon and a new Board is appointed, shall appoint the members to serve on the Committee for the next three fiscal years following the date upon which the annual financial statements are passed upon by such Meeting of Shareholders. The members of the Committee can only be Beneficiaries if they are specifically authorized by the Company’s Board.

The Committee shall have broad powers to implement, administrate and modify the Stock Option Plan, in accordance with the provisions hereof.

The Committee shall annually select Beneficiaries and the quantity of shares subject to Option corresponding to each Beneficiary, in accordance with the limits specified in the Stock Option Plan. The initial Beneficiaries (the “Initial Beneficiaries”) shall be those indicated in Appendix I with the number of Shares Subject to Option listed there; the right to exercise Options will be subject to the condition that the Company effectively carries out an initial public offering of its shares in the local market and/or abroad.

All Options will be granted through option agreements implemented in writing and signed by the Beneficiary and a Committee member authorized to do so (each such document, an “Option Agreement”), in terms substantially similar to the model contained in Appendix II in this document.

4.            Price and Term for Exercising the Option

The exercise price of each Option (the “Option Exercise Price”) shall be determined in each Option Agreement and must be paid in all cases in the legal currency of Argentina and in the bank account that the Company has indicated. The initial Option Exercise Price will be US$15.85 (US fifteen dollars and eighty-five cents).

Pursuant to individually executed Option Agreements, the Company may agree on financing terms for Beneficiaries to enable them to exercise the Options, including the total or partial financing of the Option Exercise Price.

The issuance of Shares Subject to Option corresponding to a particular Option shall be subject to the prior payment to the Company of the Option Exercise Price by the Beneficiary and to compliance with the other conditions specified in the Option Agreement and the provisions of applicable law.

Each Option may be exercised on the date or dates set by the Committee, which shall be specified in the relevant Option Agreement, but in no case shall it be later than five (5) years from the date the Option is granted as specified in the corresponding Option Agreement (the “Option Exercise Period”). The Committee, with prior written consent of the respective Beneficiaries, may advance or extend the Option Exercise Period, within the limits specified in this article, at any time.

No Shares Subject to Option shall be deemed accrued, acquired, accumulated or otherwise due to the Beneficiary, at any time or period, other than that specified in the relevant Option Agreement, with the Options being a right that may be exercised only when the conditions of the Stock Option Plan and the relevant Option Agreement are met.

5.            Limitations on Options and on the Exercise of Options

The specific terms and conditions for the Options shall be described in each Option Agreement such that the Beneficiaries can exercise them.

The Committee may determine whether unexercised Options or Options with the right to be exercised within a specified period can accumulate and become exercisable or eligible to be exercised, in whole or in part, at a later date or dates.

No Beneficiary will hold a Share Subject to Option until such Share Subject to Option is issued on behalf of the Beneficiary, pursuant to the Stock Option Plan and the relevant Option Agreement.

The Committee may, in its sole discretion, establish other restrictions on the transfer of Shares Subject to Option, as deemed appropriate or desirable.

6.            Option Exercise Procedure

In order to exercise his or her Option, and insofar as the conditions set out in the Stock Option Plan and the Option Agreement have been met (including, without limitation, that the Option Exercise Period is not exceeded), the Beneficiary shall send certifiable notice to the Committee to the address specified in the respective Option Agreement, stating his or her intention to exercise the option, on terms substantially similar to the form of notice of exercise appended in the Option Agreement (the “Notice of Exercise”).

The Notice of Exercise shall include, at minimum, the following: (i) the expression of intent of the Beneficiary to exercise the Option; and (ii) the number of Shares Subject to Option he or she intends to exercise.

The exercise date of the Option shall be the date on which the Committee receives the Notice of Exercise, provided it complies with the requirements of the Stock Option Plan and the Option Agreement (the “Option Exercise Date”).

Once the Committee has received a validly executed Notice of Exercise, the Company shall commence the necessary procedures to issue the relevant Shares Subject to Option.

Once the corresponding Shares Subject to Option have been issued, the Company shall perform the acts and grant the necessary instruments to reflect the ownership of the Beneficiary on such Shares Subject to Option, without requiring any additional act by the Beneficiary.

7.            Economic Benefit

In the event that the grant and/or exercise of the Option generates an economic benefit to the Beneficiary (the “Benefit”), this will be recorded in the Company’s employment documents or those of the subsidiary employing the Beneficiary, as applicable, and those of the Beneficiary, in accordance with applicable regulations, and this will be subject to all applicable deductions under current legislation, including social security and income taxes, if applicable.

In the case of Director awards, the Beneficiary shall be approved by the Ordinary Meeting of Shareholders that passes upon the annual financial statements and the directors’ performance and remunerations.

8.            Approval; Stock Option Plan Amendment

The Stock Option Plan was approved by resolution of the Ordinary and Extraordinary Meeting of Shareholders of the Company, dated December 17, 2014 and by resolution of the Company Board dated August 25, 2015.

The Board of Directors of the Company has authorized the Committee to perform all acts necessary or convenient for the administration and implementation of the Stock Option Plan, including making amendments to the Stock Option Plan at any time (except for the provisions in art. 3 of the Stock Option Plan that may only be modified by the Board).

Any amendments to the Stock Option Plan shall be binding with respect to the Shares Subject to Option to be issued, as well as for those already issued, subject, in the latter case, to the consent of each Beneficiary.

9.            Stock Option Plan Expiration

The Options may be granted at any time or on a periodic basis, but always before the tenth (10th) anniversary of the date of approval of the Stock Option Plan by the Company’s Board (the “Expiration Date of the Stock Option Plan”). The Committee may terminate the Stock Option Plan at any time, notwithstanding the rights acquired by the holders of the Options granted and unexercised at that date.

In the event that a Public Offering for Withdrawal from the System of Public Offering in accordance with Argentine Law No. 26.831 of the Capital Market Law, Regulatory Decree No. 1023/2013 and the Rules of the CNV (as per NT RG 622/2013) occurs, the Stock Option Plan will remain in force for the Options already granted, which must be replaced by new options, with the Company assuming the appropriate adjustments in the amount and type of Shares Subject to Option, if applicable.

10.          Governing Law

The Stock Option Plan, the Option Agreements and the Options shall be governed by the laws of Argentina.

11.          Dispute Resolution

Any dispute as to the scope or interpretation of the provisions of this Stock Option Plan and the Option Agreements shall be, in all matters permitted by the law, determined by the Committee or, failing that, shall be irrevocably submitted to the jurisdiction of the arbitration tribunal of the arbitration center at the Stock Exchange of Buenos Aires, in accordance with Article 46 of the Capital Market Law.

12.          Miscellaneous

(a) Extraordinary Nature of the Stock Option Plan. The benefits granted by this Stock Option Plan are extraordinary benefits and limited exclusively to the Expiration Date of the Stock Option Plan (except in matters related to applicable restrictions to that date and the Shares Subject to Option issued, if they correspond). For that reason, participation in the Stock Option Plan shall not grant any current or potential right to any Beneficiary to demand that the Stock Option Plan should be extended in time or that it should recur in subsequent periods.

(b) Disclaimer of obligation to grant similar benefits. Participation in the Stock Option Plan shall not grant to any Beneficiary the right to participate in any other plan, compensatory scheme or Company policy, whether existing or to be created in the future.

(c) Job Security or Working Conditions Disclaimer. Participation in the Stock Option Plan and any actions taken within its context shall not imply: (i) continued employment or job stability for the Beneficiary, or a limitation of the power of the Beneficiary or of the Company or its subsidiaries to terminate the Beneficiaries’ employment contracts at any time; or (ii) a limitation on the power of the Company or its subsidiaries to modify the employment contract or working conditions of the Beneficiaries (including compensatory structure) or contractual conditions of the Directors.

(d) Severability. Should any provision of this Stock Option Plan be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected. In case any provision of this Stock Option Plan is considered unenforceable for being too comprehensive, that provision shall not be void but limited to the extent required by applicable legislation to consider it executable.

(e) Titles and Headings. The titles and headings used in this document are mere references and shall not affect, under any circumstances, the interpretation of the provisions in the Stock Option Plan.

APPENDIX I

Initial Beneficiaries	Number of Shares Subject to Option
Federico Trucco	120,080
Andrés Vacarezza	60,040
Gerónimo Watson	60,040
Gloria Montaron Estrada	50,560
Martín Vázquez	31,600
Celina Trucco	31,600
Matías Ruffo	31,600
Claudio Dunan	25,280
Gustavo Schujman	31,600
Ezequiel Marchionni	22,120

APPENDIX II

FORM OF OPTION AGREEMENT

BIOCERES SA

OPTION AGREEMENT

UNDER THE

STOCK OPTION PLAN

“Beneficiary”:	[ ]

Number of
“Shares Subject to Option”:	[ ]

“Option Exercise Price”
Per each Share Subject to Option:	[ ]

“Date of Grant”:	[ ]

“Execution Date”:	[ ]

Under the terms and conditions of the Stock Option Incentive Plan of Bioceres SA, a copy of which is attached hereto as Appendix I (the “Stock Option Plan”), this Agreement (the “Agreement”) is entered into between Bioceres SA (the “Company”) and the Beneficiary (as defined in the heading, together with the Company, the “Parties”), in his/her capacity as [the Company / the subsidiary of the Company [  ]] (the “Eligible Position”) of [the Company / the subsidiary of the Company [  ]), under which the Company provides the Beneficiary with an option to acquire Company shares, pursuant to art. 75 of Argentine Law No. 26,831 and as set forth in the Stock Option Plan (the “Option”), through exercise on the Execution Date (as defined in the heading) and provided that the conditions required to that effect are met, to acquire all or part of the Shares Subject to Option (as defined above), at the Exercise Price of the Option (as defined in the above), subject to the terms and conditions set forth in the Stock Option Plan and in this Agreement.

The terms indicated in capital letters not defined in this Agreement shall have the meaning assigned to them by the Stock Option Plan.

1.            Option Right

Subject to the Beneficiary’s continued service in the Eligible Position and compliance with the other conditions set forth in this Agreement and the Stock Option Plan, the Option may be exercised in full on the Execution Date. Under no circumstances will the Shares Subject to Option be acquired, accrued, earned, accumulated or otherwise be due to the Beneficiary, on a date other than the Execution Date, it being understood that no Shares Subject to Option shall be acquired, accrued, earned or accumulated on a monthly, quarterly, biannual or annual basis, unless the Stock Option Plan conditions are met.

2.            Option Exercise

(a) Notice of Exercise. In order to exercise their Option, and provided the Beneficiary has complied with the conditions set out in the Stock Option Plan and this Agreement, the Beneficiary may exercise his or her Option on the Execution Date by sending a certifiable notice to the Company’s Compensation Committee (the “Committee”) at the registered office of the Company located at Ocampo 210 bis, Rosario, Santa Fe province, stating their intention to exercise the Option; that notice shall be in a form substantially similar to the form notice of exercise attached hereto as Appendix II (the “Notice of Exercise”).

The parties agree that the address to send the Notice of Exercise may be modified by the Company, which should notify the Beneficiary of the new address by certifiable notice with no less than five (5) days prior to the date stated in section 2 (a) above, when such Notice of Exercise has to be made.

(b) Option Exercise Price. Notwithstanding the sending of the Notice of Exercise and compliance with the conditions set forth in this Agreement and the Stock Option Plan, the issue of Shares Subject to Option shall be subject to payment by the Beneficiary to the Company of the Option Exercise Price (as defined above) corresponding to the number of Shares Subject to Option for which the Option is exercised.

Payment of the Option Exercise Price shall be made in Argentina’s legal currency and shall be made to the bank account of the Company provided to the Beneficiary in writing.

The Beneficiary may request that the Company finance up to 100% of the Option Exercise Price, for which purpose the Company will determine the term of the loan, interest, amortization, interest and amortization payment, clauses for the acceleration of the loan (among which is included the Beneficiary’s termination from their Eligible Position, without limitation) and guarantees (including, without limitation, the issuance of a promissory note, dated checks and/or of first ranking pledge on Shares Subject to Option to be issued).

(c) Benefit. The Beneficiary understands and accepts that in the event that the grant and/or exercise of the Option generates an economic benefit to the Beneficiary (the “Benefit”): (i) in the case of Beneficiaries who are employed as officers of the Company or its subsidiaries, the Benefit shall be recorded in the employment documents of the Company or those of the subsidiary employing the Beneficiary, as applicable, and in the employment documentation of the Beneficiary, in accordance with applicable regulations, and the Benefit shall be subject to all applicable deductions under current legislation, including social security and income taxes, if applicable; and (ii) in the case of Beneficiaries who are directors of the Company or its subsidiaries, the Benefit shall be approved by the Ordinary Meeting of Shareholders where the annual financial statements and directors’ performance and remunerations are passed upon.

(d) Issue of Shares Subject to Option. Once the requirements of the Stock Option Plan and of this Agreement as well as the requirements of the applicable law have been completed to the satisfaction of the Committee, the Company shall issue the Shares Subject to Option for which the Option has been exercised. Once the corresponding Shares Subject to Option have been issued, the Company shall perform the acts and grant the necessary instruments to reflect the ownership of such Shares Subject to Option by the Beneficiary, without requiring any additional act by the Beneficiary. From that moment, the Beneficiary will own the Shares Subject to Option issued, with the rights and obligations arising therefrom.

(e) Options Not Exercised by the Execution Date. Notwithstanding any other provisions of this Agreement or the Stock Option Plan, this Option or the amount pending exercise will be exercisable until two years after the Execution Date hereof.

3.            Beneficiary’s Termination from his/her Eligible Position

(a) Expiry due to Termination for Cause or Beneficiary’s Resignation. In the event that the Beneficiary leaves his/her Eligible Position: (i) for Cause (as defined below); or (ii) due to their resignation to the Eligible Position, in both cases the Options shall be immediately terminated and with full rights.

“Cause” will imply the definition assigned to it in the agreement entered into by the Beneficiary and the Company or its subsidiary in which the clauses for the Eligible Position are set forth, or, such agreement failing, it shall have the meaning set forth in Article 242 of Argentine Law No. 20,744 (as amended and supplemented with) and the related case law, including but not limited to, a resolution of the Committee ruling that the beneficiary must be dismissed as a result of: (i) breach of non-competition, exclusivity, confidentiality or similar agreements, if applicable; (ii) engaging in any act that constitutes financial impropriety against the Company or any of its affiliates; (iii) carrying out any act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment, which, as determined in good faith by the Committee, (A) affected or can potentially affect customers, suppliers, employees, creditors and/or other third parties with whom the Company and/or any of its affiliates relates in a substantial way; or (B) would expose the Company or any of its affiliates to potential liability for damages or fines; or (iv) disobedience by the Beneficiary of the Committee’s guidelines, the Board, the Chairman of the Board or a senior official of comparable rank of the Company or any of its affiliates; or (v) failure to comply with the policies of the Company or any of its affiliates or with their obligations to them.

(b) Expiry for Death of the Beneficiary. In the event that the Beneficiary leaves his/her Eligible Position due to his/her death, the Beneficiary’s heirs or legatees, whether by means of a will or pursuant to applicable inheritance laws, may exercise the on the Execution Date, provided that the other conditions set out in the Stock Option Plan, this Agreement and current legislation are met.

4.             Modifications. Notwithstanding the power to amend the Stock Option Plan provided for in art. 8 of the same, the Parties may, by mutual agreement, rescind or amend this Agreement regarding the exercise of the Option on Shares Subject to Option not yet acquired.

5.             Dispute Resolution Any dispute as to the scope or interpretation of the provisions of this Agreement shall be, in all matters permitted by the law, determined by the Committee or, failing that, through a process of arbitration by the arbitration center at the Stock Exchange of Buenos Aires, in accordance with Section 46 of the Capital Market Law.

6.            Miscellaneous

(a) Any notice that must be exchanged amongst the Parties under this Agreement (including the Notice of Exercise) will be addressed to: (i) the Company, at the address indicated in Section 2(a); (ii) the Beneficiary, at the address indicated on the signature page; or (iii) any other addresses within Argentina that a Party indicates to the other Party in writing.

(b) In accordance with the provisions of the Stock Option Plan, this Agreement does not imply continued employment nor job stability for the Beneficiary in the Eligible Position.

By virtue of the foregoing, the Parties sign this Agreement on the date indicated in the heading.

BIOCERES S.A.

Name:
Position:

BENEFICIARY

Name:

Beneficiary’s Address:

Appendix I

STOCK OPTION INCENTIVE PLAN

[Attach copy of plan]

Appendix III

FORM OF NOTICE OF EXERCISE

[•]

BIOCERES S.A.

Ocampo 210 bis, Rosario

Santa Fe Province

Attn.: [Remuneration Committee]

Ref.: Notice of Exercise of Option

Dear Sir/Madam

I am pleased to notify Bioceres S.A. (the “Company”) regarding the option to purchase shares of the Company (the “Option”) that was issued on my behalf under the Stock Option Incentive Plan of the Company (the “Stock Option Plan”) and the Option Agreement dated [•] (the “Agreement”) under the following terms and conditions as set forth in the Stock Option Plan and the Agreement:

“Beneficiary”:	[•]

Number of
“Shares Subject to Stock Option Plan”:	[•]

“Option Exercise Price”
Per each Share Subject to Option:	[•]

“Date of Grant”:	[•]

“Execution Date”:	[•]

This is sent in compliance with Article 6 of the Stock Option Plan and clause 2(a) of the Agreement, in order to notify the Company of my intent to exercise the Option for [•] Shares Subject to Option.

I hereby acknowledge and accept all terms and conditions in the Stock Option Plan and the Agreement, including, without limitation, [IN THE CASE OF OFFICERS: the obligation of the Company or its subsidiaries to record the Benefit (as the term is defined in the Agreement) in the employment documents of the Company or those of the subsidiary, as applicable, and the consideration of such Benefit as subject to all applicable deductions under current legislation, including social security and income taxes] [IN THE CASE OF DIRECTORS: that the Benefit (as such term is defined in the Agreement) shall be approved by the Annual Meeting of Shareholders where the financial statements and directors’ performance and remunerations are passed upon].

The terms indicated in capital letters not defined in this document shall have the meaning assigned to them by the Stock Option Plan and the Agreement, accordingly.

Sincerely,

BENEFICIARY

Name:

Beneficiary’s Address: